Exhibit 99.2

Golden Star Announces Mineral Reserves and Resources Estimates as at December 31, 2014

Open Pit and Underground Indicated Resources at Wassa Grow to 3.5 Million Ounces

Toronto, ON – March 26, 2015 - Golden Star is pleased to announce its Mineral Reserves and Mineral Resources as at December 31, 2014.

Highlights:

•	Total Proven and Probable Mineral Reserves at year end are estimated to be 1.9 million ounces primarily as a result of the removal of the high cost refractory material, in addition to:

•	removal of Prestea Underground Mineral Reserves pending completion of the Prestea Underground Feasibility Study on non-mechanized mining in mid-2015;

•	a lower gold price assumption of $1,200 per ounce;

•	the introduction of an underground mining concept at Wassa, which greatly accelerates access to high grade ore and thus improves the mine economics, but reduces overall reserve ounces; and

•	2014 mining depletion

•	Total Measured and Indicated Mineral Resources increased by 5% to 6.6 million ounces using a gold price assumption of $1,400 per ounce

•	Wassa Mineral Reserves grade increased 16% resulting in 24.1 million tonnes at 2.04 grams per ton of gold (“g/t Au”) for 1.58 million ounces

•	Wassa Measured and Indicated Mineral Resources increased 6% to 3.5 million ounces at a 10% higher average grade of 2.21 g/t Au

•	Mineral Reserves at Bogoso decreased to 356,000 ounces.

Sam Coetzer, President and CEO of Golden Star, commented:

“Since 2013 we have focused on developing our lower cost non-refractory targets and have moved our efforts away from the development of the Bogoso refractory production. The results of the latest reserves estimation are in line with this strategy as can be seen in the first two tables.

The results of the Wassa Underground Feasibility Study recently released have, as expected, brought about a reserve reduction and a grade increase with the change in mining concept from one large pit with slow return to a smaller pit and a high grade underground mine. The Wassa Underground deposit remains open down plunge and has great potential to grow. The Company plans to extend development as funds permit to enable conversion from Inferred Mineral Resources to Measured and Indicated Mineral Resources, and to do more exploration drilling south of existing drilling to determine the extent of the deposit.

Our focus continues to be on developing our high return non-refractory projects. The published results of the Wassa Underground Feasibility Study are positive and we expect to release the results of the Prestea Underground Feasibility Study in the second quarter, which will allow the Company to update its 2014 Mineral Reserves with the material from Prestea Underground.”

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The following tables provide a breakdown of the non-refractory Mineral Reserves and the refractory Mineral Reserves, respectively, at Wassa and Bogoso as at December 31, 2014 and December 31, 2013.

Non-refractory Reserves	Dec 31, 2014 Proven Mineral Reserve			Dec 31, 2014 Probable Mineral Reserve			Dec 31, 2014 Proven and Probable Mineral Reserve			Dec 31, 2013 Proven and Probable Mineral Reserve
	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces
	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)
Wassa Open Pit	—	—	—	17,831	1.42	812	17,831	1.42	812	33,721	1.72	1,863
Wassa Underground	—	—	—	5,437	4.27	746	5,437	4.27	746	—	—	—
Stockpiles	820	0.73	19	—	—	—	820	0.73	19	497	0.67	11
Wassa Other	—	—	—	—	—	—	—	—	—	694	4.31	96
Subtotal Wassa	820	0.73	19	23,268	2.08	1,558	24,089	2.04	1,578	34,911	1.75	1,970
Bogoso	—	—	—	—	—	—	—	—	—	—	—	—
Dumasi	—	—	—	—	—	—	—	—	—	545	1.66	29
Mampon	—	—	—	320	4.43	46	320	4.43	46	433	3.86	54
Prestea South	315	2.00	20	1,381	2.30	102	1,697	2.24	122	2,014	2.18	141
Prestea Underground	—	—	—	—	—	—	—	—	—	1,434	9.61	443
Stockpiles	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Bogoso	315	2.00	20	1,702	2.70	148	2,017	2.59	168	4,427	4.69	667
GSR Total	1,135	1.08	40	24,970	2.13	1,706	26,106	2.08	1,746	39,338	2.08	2,637

* Prestea Underground is pending completion of a non-mechanized Feasibility Study in mid-2015 which we expect will be added to the above non-refractory Mineral Reserves

The Company has down-graded most of the refractory reserves to resources, other than material remaining in the Bogoso pits and on the stockpiles, based on current gold prices.

Refractory Reserves	Dec 31, 2014 Proven Mineral Reserve			Dec 31, 2014 Probable Mineral Reserve			Dec 31, 2014 Proven and Probable Mineral Reserve			Dec 31, 2013 Proven and Probable Mineral Reserve
	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces
	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)
Wassa Open Pit	—	—	—	—	—	—	—	—	—	—	—	—
Wassa Underground	—	—	—	—	—	—	—	—	—	—	—	—
Stockpiles	—	—	—	—	—	—	—	—	—	—	—	—
Wassa Other	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Wassa	—	—	—	—	—	—	—	—	—	—	—	—
Bogoso	1,251	2.51	101	703	2.54	57	1,954	2.52	158	4,662	2.63	394
Dumasi	—	—	—	—	—	—	—	—	—	8,396	2.42	653
Mampon	—	—	—	—	—	—	—	—	—	700	6.09	137
Prestea South	—	—	—	—	—	—	—	—	—	1,124	3.33	120
Prestea Underground	—	—	—	—	—	—	—	—	—	—	—	—
Stockpiles	405	1.82	24	—	—	—	405	1.82	24	106	1.79	6
Subtotal Bogoso	1,656	2.34	125	703	2.54	57	2,359	2.40	182	14,989	2.72	1,310
GSR Total	1,656	2.34	125	703	2.54	57	2,359	2.40	182	14,989	2.72	1,310

Mineral Reserve and Mineral Resource Estimation

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company’s technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mineral Reserves and Mineral Resources were estimated using a gold price of $1,200 and $1,400 per ounce, respectively, as well as the other assumptions described below in this news release.

Mineral Reserves

Total Mineral Reserves as at December 31, 2014 declined to approximately 1.9 million ounces from approximately 3.9 million ounces as at December 31, 2013. The reduced gold price assumption of $1,200 per ounce used in 2014 compared to $1,300 per ounce used in 2013 has resulted in the exclusion of the Dumasi pit from Mineral Reserves as it showed very low returns on the capital invested at these gold prices. This exclusion of almost 9 million tonnes of refractory material means that the refractory plant is scheduled to be placed on care and maintenance from the end of 2015 when mining at our current Bogoso pits is expected to be complete. With this plant on care and maintenance, the additional refractory material from Mampon and Prestea South pits has also been removed from the Mineral Reserves.

Prestea Underground is currently undergoing a Feasibility Study for non-mechanized shrinkage mining. The Mineral Reserves for mechanized mining reported at the end of 2013 have been removed pending completion of the new Prestea Underground Feasibility Study in mid-2015.

The removal of the refractory material, combined with the new strategy for non-mechanized mining at Prestea Underground, which is awaiting completion of a Feasibility Study, and the mining depletion during 2014, resulted in a reduction in the total Bogoso Mineral Reserve of 82%.

At the end of 2014, the Wassa Mineral Reserve ounces decreased by 20% and tonnes decreased by 31%, while grade increased by 16%. This reduction in Mineral Reserve ounces is a result of changing our strategy from mining the deep, high grade material from a large open pit, as was the case in 2013, to developing a combined open pit and underground mining operation. Underground mining should enable us to access the high grade material much earlier in the life of the mine and will significantly improve the cash flow and mine economics compared to an open pit only operation.

The following table provides a breakdown of the Mineral Reserves at Wassa and Bogoso as at December 31, 2014 and December 31, 2013.

	Dec 31, 2014 Proven Mineral Reserve			Dec 31, 2014 Probable Mineral Reserve			Dec 31, 2014 Proven and Probable Mineral Reserve			Dec 31, 2013 Proven and Probable Mineral Reserve
	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces	tonnes	grade	ounces
	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)
Wassa Open Pit	—	—	—	17,831	1.42	812	17,831	1.42	812	33,721	1.72	1,863
Wassa Underground	—	—	—	5,437	4.27	745	5,437	4.27	746	—	—	—
Stockpiles	820	0.73	19	—	—	—	820	0.73	19	497	0.67	11
Wassa Other	—	—	—	—	—	—	—	—	—	694	4.31	96
Subtotal Wassa	820	0.73	19	23,268	2.08	1,558	24,089	2.04	1,578	34,911	1.75	1,970
Bogoso	1,251	2.51	101	703	2.54	57	1,954	2.52	158	4,662	2.63	394
Dumasi	—	—	—	—	—	—	—	—	—	8,941	2.37	682
Mampon	—	—	—	320	4.43	46	320	4.43	46	1,133	5.24	191
Prestea South	315	2.00	20	1,381	2.30	102	1,697	2.24	122	3,139	2.59	261
Prestea Underground	—	—	—	—	—	—	—	—	—	1,434	9.61	443
Stockpiles	405	1.82	24	—	—	—	405	1.82	24	106	1.79	6
Subtotal Bogoso	1,971	2.29	145	2,405	2.65	205	4,376	2.49	350	19,415	3.17	1,977
GSR Total	2,791	1.83	164	25,673	2.14	1,763	28,465	2.11	1,928	54,327	2.26	3,947

Notes to the Mineral Reserve Statement:

(1)	The stated Mineral Reserves have been prepared in accordance with the requirements of NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards – For Mineral Resources and Mineral Reserves”. Mineral Reserve estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

(2)	The 2014 Mineral Reserves for Bogoso were prepared under the supervision of Dr. Martin Raffield, Senior Vice President Project Development and Technical Services for the Company. Dr. Raffield is a “Qualified Person” as defined by Canada’s NI 43-101.

(3)	The 2014 Mineral Reserves for Wassa were prepared under the supervision of Mr. Mike Beare, Ceng Beng ACSM MIMMM, SRK Corporate Consultant (Mining Engineering). Mr. Beare is a “Qualified Person” as defined by Canada’s NI 43-101 and is independent of the Company.

(4)	The Mineral Reserves at December 31, 2014 were estimated using a gold price assumption of $1,200 per ounce.

(5)	The slope angles of all pit designs are based on geo-technical criteria as established by external consultants. The size and shape of the pit designs are guided by consideration of the results from a pit optimization program.

(6)	Cut-off grades have been estimated based on operating cost projections, mining dilution and recovery, royalty payment requirements and applicable metallurgical recovery and estimates are as follows: Wassa pit 0.77 g/t; Wassa underground 2.50 g/t; Bogoso refractory pits 1.60 g/t; Mampon and Prestea South oxide pits 1.00 g/t.

(7)	Numbers may not add due to rounding.

(8)	Further information regarding the Company’s Mineral Reserves as at December 31, 2013 can be found in the Company’s annual information form for the year ended December 31, 2013, which is available under the Company’s profile at www.sedar.com.

Reconciliation of Mineral Reserves

The following graphs present the Wassa, Bogoso and total combined Mineral Reserve reconciliation on an ounces basis between the December 31, 2013 and December 31, 2014:

Notes to the reconciliation of Mineral Reserves:

(1)	Gold price change represents changes resulting from a decrease in gold price used in the Mineral Reserve estimates from $1,300 per ounce as at December 31, 2013 to $1,200 per ounce as at December 31, 2014.

(2)	Exploration changes include changes due to geological modeling, data interpretation, resource block modeling methodology and completion of Feasibility Studies as well as exploration discovery of new mineralization.

(3)	Mining depletion represents the material mined during 2014 with adjustments to account for stockpile addition and depletion and therefore does not correspond exactly with 2013 actual gold production.

(4)	Engineering includes changes as a result of changes in operating costs, mining dilution and recovery assumptions, metallurgical recoveries, pit slope angles and other mine design and permitting considerations. The reduction at Bogoso is due to the temporary removal of Prestea Underground until completion of the Feasibility Study.

(5)	Numbers may not add due to rounding.

Mineral Resources

The Measured Mineral Resources and Indicated Mineral Resources reported below are inclusive of the Proven and Probable Mineral Reserves as shown above and have been estimated in accordance with the requirements of NI 43-101. All comparisons made are to December 31, 2013 Measured Mineral Resources and Indicated Mineral Resources.

The total Measured Mineral Resources and Indicated Mineral Resources as well as the Inferred Mineral Resources have been estimated on a gold price assumption of $1,400 per ounce for December 31, 2014; the same gold price assumption that was used for the December 31, 2013 estimate. The economic cut-off grades for Mineral Resources are lower than those for Mineral Reserves and are indicative of the fact that the Mineral Resource estimates include material that may become economically viable under more favorable conditions including increases in gold price.

Wassa’s total Measured and Indicated Mineral Resource has increased by 6% to 3.52 million ounces from December 31, 2013. This is largely due to the increase and conversion of Mineral Resources from the Wassa Main pit to Wassa Underground. Measured and Indicated Resources at Wassa Underground now stand at 1.47 million ounces, a 409% increase over the 289,000 ounces of Measured and Indicated Mineral Resource disclosed at December 31, 2013. Overall, the Measured and Indicated Mineral Resource grade for Wassa has increased from 2.02 g/t Au as at December 31, 2013 to 2.21 g/t Au as at December 31, 2014.

Bogoso’s Measured and Indicated Mineral Resource increased 3% to 3.1 million ounces from December 31, 2013, primarily due to the lower cost assumptions used to constrain the Measured and Indicated Resources with the largest increase observed at the Prestea South project. Overall grades of the Bogoso Measured and Indicated Mineral Resource decreased by 5% to 3.12 g/t Au from December 31, 2013.

The following table provides a breakdown of the Measured and Indicated Mineral Resources at Wassa and Bogoso as at December 31, 2014 and December 31, 2013.

	Dec 31, 2014 Measured Mineral Resources			Dec 31, 2014 Indicated Mineral Resources			Dec 31, 2014 Measured and Indicated Mineral Resources			Dec 31, 2013 Measured and Indicated Mineral Resources
	Tonnes (000)	Grade g/t Au	Ounces (000)	Tonnes (000)	Grade g/t Au	Ounces (000)	Tonnes (000)	Grade g/t Au	Ounces (000)	Tonnes (000)	Grade g/t Au	Ounces (000)
Wassa Open Pit	—	—	—	33,039	1.37	1,458	33,039	1.37	1,458	45,082	1.78	2,580
Wassa Underground	—	—	—	11,248	4.07	1,471	11,248	4.07	1,471	2,446	3.67	289
Wassa Other	—	—	—	5,199	3.53	590	5,199	3.53	590	3,807	3.74	458
Subtotal Wassa	—	—	—	49,486	2.21	3,519	49,486	2.21	3,519	51,336	2.02	3,327
Bogoso	1,975	2.56	163	2,022	2.67	173	3,997	2.62	336	4,553	2.94	431
Dumasi	3,505	2.49	281	10,685	2.39	820	14,190	2.41	1,102	13,123	2.45	1,032
Mampon	—	—	—	1,859	4.37	261	1,859	4.37	261	1,553	4.79	239
Prestea South	1,292	2.59	108	4,430	2.43	346	5,722	2.47	454	4,304	2.67	370
Prestea Underground	—	—	—	1,322	14.82	630	1,322	14.82	630	1,356	14.50	632
Bogoso Other	—	—	—	4,153	2.63	351	4,153	2.63	351	3,835	2.64	325
Subtotal Bogoso	6,772	2.53	551	24,471	3.28	2,583	31,243	3.12	3,134	28,724	3.28	3,029
GSR Total	6,772	2.53	551	73,957	2.57	6,101	80,730	2.56	6,653	80,060	2.47	6,356

Inferred Mineral Resources

Wassa’s Inferred Mineral Resource has increased by 428% from December 31, 2013 to a total of 1.41 million ounces. This increase is largely due to the addition of the Wassa Underground project where the 2014 drill programs focused on extending the high grade mineralization at depth and to the South of the Wassa Underground Feasibility Study area.

Bogoso’s Inferred Mineral Resource increased by 9% to 1.2 million ounces from December 31, 2013, primarily due to lower cost assumptions used for 2014. Overall grades decreased by 13% compared to 2013.

	Dec 31, 2014 Inferred Mineral Resources			Dec 31, 2013 Inferred Mineral Resources
	Tonnes (000)	Grade g/t Au	Ounces (000)	Tonnes (000)	Grade g/t Au	Ounces (000)
Wassa Open Pit	137	1.47	6	313	1.28	13
Wassa Underground	10,331	3.69	1,227	646	3.10	64
Wassa Other	1,127	4.97	180	1,006	5.88	190
Subtotal Wassa	11,596	3.79	1,414	1,964	4.23	267
Bogoso	1,293	2.43	101	288	2.08	19
Dumasi	—	—	—	—	—	—
Mampon	344	1.67	19	221	1.79	13
Prestea South	843	4.79	130	581	6.00	112
Prestea Underground	3,253	8.05	842	3,289	8.02	848
Bogoso Other	908	2.32	68	892	2.37	68
Subtotal Bogoso	6,642	5.43	1,159	5,271	6.25	1,060
GSR Total	18,238	4.39	2,573	7,236	5.71	1,327

Notes to the Measured and Indicated Mineral Resources and the Inferred Mineral Resources (collectively, the “Mineral Resources”):

(1)	The Mineral Resources were estimated in accordance with the requirements of NI 43-101.

(2)	The Mineral Resources for Wassa Other include Father Brown, Benso and Chichiwilli.

(3)	The Mineral Resources for Bogoso Other include Buesichem and Ablifa.

(4)	The Wassa Underground Mineral Resource has been estimated below the $1,400 per ounce of gold pit shell using an economic gold grade cut-off of 2.08 g/t Au, which the Company believes would be the lower cut-off for underground.

(5)	The Father Brown Underground Mineral Resource has been estimated below the $1,400 per ounce of gold pit shell using an economic gold grade cut-off of 2.81 g/t Au, which the Company believes would be the lower cut-off for underground.

(6)	Prestea Underground Mineral Resource has been estimated below the $1,400 pit shell of Prestea South down to 3800m elevation using a gold cut-off at 4.94 g/t Au

(7)	Mineral Resources were estimated using optimized pit shells at a gold price of $1,400 per ounce. Other than gold price, the same optimized pit shell and underground parameters and modifying factors used to determine the Mineral Reserves were used to determine the Mineral Resources.

(8)	The Qualified Person reviewing and validating the estimation of the Mineral Resources is S. Mitchel Wasel, Golden Star Resources Vice President of Exploration.

(9)	Numbers may not add due to rounding.

(10)	Further information regarding the Company’s Mineral Resources as at December 31, 2013 can be found in the Company’s annual information form for the year ended December 31, 2013, which is available under the Company’s profile at www.sedar.com.

Mineral Resource and Mineral Reserve Development

The Company’s strategy is to grow production from low cost non-refractory ore sources while reducing overall operating costs. The expansion of the Wassa orebody and the potential development of an underground mine at Wassa are central to this strategy. The current Wassa Measured and Indicated Mineral Resource of 3.5 million ounces includes 1.47 million ounces reflected as Wassa Underground Measured and Indicated Mineral Resource.

Company Profile

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

For further information, please contact:

André van Niekerk, Executive Vice President and Chief Financial Officer

Angela Parr, Vice President Investor Relations

+1 416 583 3800

investor@gsr.com

Statements Regarding Forward-Looking Information:

Some statements contained in this news release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: conversion of Inferred Mineral Resources to Measured and Indicated Mineral Resources; Mineral Reserve and Mineral Resource estimates and underlying assumptions; drilling and exploration at Wassa underground; timing for completion and release of the Prestea Underground Feasibility Study; timing for completing updated Mineral Reserve Estimates at Prestea Underground; access to higher grade material at Wassa Underground; cash flow improvements at Wassa Underground; the timing of accessing the high grade material at Wassa; placing the Bogoso refractory plant on care and maintenance; timing for completing mining at Bogoso; anticipated production in 2015; and transformation of Wassa and Prestea to lower cost mines. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2013. Our Annual Information Form for the year ended December 31, 2013 will be superseded by our Annual Information From for the year ended December 31, 2014, which will contain similar information and will be made available on SEDAR at www.sedar.com . The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The 2014 estimates of Mineral Resources were prepared under the supervision of Mr. Wasel. The 2014 estimates of Mineral Reserves were prepared under the supervision of Dr. Martin Raffield, Senior Vice President Technical Services for the Company. Dr. Raffield is a “Qualified Person” as defined by NI 43-101.

The results for Wassa quoted herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram (“kg”) single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories, which is independent of the Company, in Tarkwa using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Ketone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit 0.01ppm.

The results for Bogoso herein are based on the analysis of saw-split HQ sized (64mm) diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa using a 50 gram assay charge with a flame Atomic Absorption Spectrophotometry (AAS) finish and a detection limit of 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control. At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual “standards” results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms “Measured Mineral Resources” and “Indicated Mineral Resources”. The Company advises US investors that while these terms are recognized and required by National Instrument 43-101, the US Securities and Exchange Commission (“SEC”) does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

This press release uses the term “Inferred Mineral Resources.” The Company advises US investors that while this term is recognized and required by National Instrument 43-101, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies. US investors are cautioned not to assume that any part or all of the Inferred Mineral Resource exists, or is economically or legally mineable.

Source: Golden Star Resources Ltd.